Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003

Basic
Net income	$508	$745	$2,392	$2,739

Shares:
Average common shares outstanding	8,959	8,841	8,908	8,838

Basic earnings per common share	$0.06	$0.08	$0.27	$0.31

Assuming full dilution
Net income	$508	$745	$2,392	$2,739

Shares:
Average common shares outstanding	8,959	8,841	8,908	8,838
Potentially dilutive common shares outstanding	338	48	353	38
Diluted average common shares outstanding	9,297	8,889	9,261	8,876

Diluted earnings per common share	$0.05	$0.08	$0.26	$0.31
Supplemental information:
The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan.